SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

05 March 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

5 March 2014

LLOYDS BANKING GROUP FILES 2013 ANNUAL REPORT ON FORM 20-F

Lloyds Banking Group announces that on 5 March 2014 it filed its Annual Report on Form 20-F for the year ended 31 December 2013 with the Securities and Exchange Commission.

A copy of this report is available on our website at www.lloydsbankinggroup.com/investors.asp and also online at  www.sec.gov

Shareholders can receive hard copies of the complete audited financial statements free of charge upon request. Printed copies of the 2013 Annual Report on Form 20-F can be requested from Investor Relations by email to
investor.relations@finance.lloydsbanking.com

- END –

For further information:

Investor Relations
Douglas Radcliffe                                                                                                           +44 (0) 20 7356 1571
Head of Operations & Reporting, Investor Relations
Email: douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                                       +44 (0)20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This annual report contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, expenditures or any other financial items or ratios; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of certain synergy targets; statements about the future business and economic environments in the United Kingdom (UK) and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to the risks identified above under Risk factors as well as: general economic and business conditions in the UK and internationally; inflation, deflation, interest rates and policies of the Bank of England, the European Central Bank and other G8 central banks; fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, without limitation, as a result of the Group's Simplification Programme; changing demographic developments including mortality and changing customer behaviour including consumer spending, saving and borrowing habits; changes in customer preferences, changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes; natural and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes, people and systems; terrorist acts and other acts of war or hostility and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, taxation, accounting standards or practices; regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere; the implementation of the draft EU crisis management framework directive and banking reform, following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; market related trends and developments; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints; changes in competition and pricing environments; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and the success of the Group in managing the risks of the foregoing.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this annual report are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this annual report to reflect any change in Lloyds Banking Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 05 March 2014